Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Do you have a question that you don’t see here? Send it in via the Questions feature on this portlet. We’ll update this Q&A with frequently asked questions each week. Please remember, because we’re still in the pre-close stage of this transaction, both Quantum and ADIC are limited in the type and level of information we can share and the projects we can work on together. Be assured, however, that while we may not have answers to all your questions at this stage, both companies are working together to make sound decisions that will become the foundation of our new company.

New Questions — added 5/22

Q: What is Quantum’s take on the Creditwatch Negative issued by the S&P around this acquisition? Is it something to be concerned about?

It is an S&P process to put a company on review when a substantial acquisition is announced and when additional debt is being used to finance the acquisition. We are working closely with both rating agencies to assist them in issuing an accurate rating reflective of the proposed debt and acquisition.

Q: How are we going to pay for ADIC? Isn’t this a lot of debt to take on?

If the transaction is settled all in cash, we will fund it through a combination of cash on hand (approximately $320 million as of the end of March) and debt of up to $500 million. We have already received a formal loan commitment from KeyBanc Capital Markets, a financial institution with which Quantum has had a long-standing relationship. Both KeyBanc and Quantum are very confident about our ability to manage this debt.

•	$500 million in debt would carry potential interest expense of up to $36 million, which would be more than offset by approximately $45 million in cost synergies we expect to achieve in the first full year following close. The synergy estimate takes into account some potential revenue attrition and captures a broad range of cost savings, including the reduction of duplicative overhead and programs, as well as sharing of R&D and marketing expenditures.

•	At the close of the transaction, we would have an available cash balance of approximately $100 million for the newly combined company.